

02003494

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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 5 2002
354

SEC FILE NUMBER
8- 48385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

CAZENOVIA	NEW YORK	13035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH D. BALDWIN (315) 655-2964
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & ASSOCIATES, CPA's P.C.
(Name — *if individual, state last, first, middle name*)

650 JAMES STREET,	SYRACUSE	NEW YORK	13203
(Ad[illegible])	(City)	(State)	Zip Code)

CF[illegible]

PROCESSED
[illegible] 2002

must be suppo[illegible]

SEC 1410 (3-91)

Potential persons who are to respond to [illegible] contained in this form are not required to respond un[illegible] a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEIGH BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 6/30/03

Harry R Trudeau
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ ([illegible] between the audited and unaudited Statements of Financial Condition with respect to methods of con-
- ☒
- ☐
- ☒ [illegible] existed since the date of the previous audit.
- X

LEIGH BALDWIN & CO., LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2001

TABLE OF CONTENTS

GRIMALDI
& ASSOCIATES

Certified Public Accountants, P.C.
650 James Street, Syracuse, NY 13203
(315)472-1040 • FAX (315)472-1099

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC as of December 31, 2001, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leigh Baldwin & Co., LLC as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Associates

February 14, 2002

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2001

ASSETS	
Cash	$ 794,067
Deposits with clearing organization	100,000
Receivable from brokers and dealers	311,069
Securities owned-marketable, at market value	99,859
Furniture and equipment, at cost, less accumulated depreciation of $27,753	4,201
Prepaid expenses	23,362
Other assets	21,042
TOTAL ASSETS	$ 1,353,600
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 660,720
Securities sold, not yet purchased, at market value	163,360
Total liabilities	824,080
MEMBERS' EQUITY	529,520
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,353,600

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2001

REVENUE	
Commissions	$ 9,023,794
Net dealer trading gains	156,082
Interest and dividends	70,377
Other income	3,000
Total revenue	9,253,253
EXPENSES	
Employee compensation and benefits	474,051
Commissions and floor brokerage	7,916,030
Communications	100,396
Occupancy	35,265
Interest	877
Other operating expenses	565,702
Total expenses	9,092,321
NET INCOME	160,932
MEMBERS' EQUITY, BEGINNING OF YEAR	726,952
MEMBERS' CONTRIBUTIONS	--
MEMBERS' DISTRIBUTIONS	358,364
MEMBERS' EQUITY, END OF YEAR	$ 529,520

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 160,932
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,239
(Increase) decrease in:	
Receivable from brokers and dealers	707,086
Securities owned, net	117,367
Prepaid expenses	33,937
Other assets	958
Increase (decrease) in:	
Accounts payable, accrued expenses and other liabilities	(1,039,836)
Securities sold, not yet purchased, at market value	(143,739)
NET CASH USED BY OPERATING ACTIVITIES	(161,056)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(358,364)
NET CASH (USED BY) FINANCING ACTIVITIES	(358,364)
NET DECREASE IN CASH	(519,420)
CASH BALANCE, BEGINNING OF YEAR	1,313,487
CASH BALANCE, END OF YEAR	$ 794,067

SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 877
Taxes paid	$ 530

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Louisiana, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Virginia, and West Virginia.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in the income statement.

Equipment

Equipment is recorded at cost and depreciated over its estimated useful lives, using a modified accelerated cost recovery system (MACRS) for both financial reporting and income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $2,239 for the year ended December 31, 2001.

	Accumulated Depreciation
Leasehold improvements	$ 1,316
Equipment	26,437
Total	$27,753

NOTE 1 – (Continued)

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 – OFF-BALANCE SHEET RISK

The Corporation maintains its cash accounts at various banks and at National Financial Service Corp. The Federal Depositors Insurance Corporation insures the cash held at the banks up to $100,000 per bank. The Securities Investors Protection Corp. protects the cash held at National Financial Service Corp. The Securities Investors Protection Corp. protects unlimited cash and investments. At December 31, 2001 there was no uninsured cash.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2001, the Company had net capital of $435,982 which was $335,982 in excess of its required net capital of $100,000 for 2001. The Company's net capital ratio was 1.52 to 1 at December 31, 2001.

NOTE 4 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has a verbal lease for office space from a related party, Susan Baldwin, wife of the president, at $1,800 monthly plus 30% of heat and electricity. Rent expense was $29,480 for the year ended December 31, 2001.

The company also leases a vehicle and office equipment under separate operating leases. The lease expense for the year ended December 31, 2001 totaled $5,878.

The following is a schedule of future minimum rental payments required under the above operating leases:

Year Ending December 31:	
2002	$ 5,023
2003	309
Total	$ 5,332

NOTE 5 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

NOTE 6 – SECURITIES OWNED, NET

Marketable securities owned consist of trading securities at market value as follows:

Options – long	$ 420
Common stock	99,439
Total	$ 99,859

NOTE 7 – SECURITIES SOLD, NOT YET PURCHASED

Marketable securities sold, not yet purchased, consist of trading securities at market value as follows:

Common stock	$ 163,360
Total	$ 163,360

NOTE 8 – ADVERTISING

Advertising costs, which are included in other operating expenses, are expensed as incurred. Advertising expense was $54,898 for the year ended December 31, 2001.

NOTE 9 – FINANCIAL INSTRUMENTS

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income. Unrealized gains or losses resulting from hedges of marked to market financial instruments are recorded in trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts, are recognized gross in the statement of financial condition.

Financial Instrument with Off-Balance Risk

The company enters into various transactions involving derivatives. These financial instruments are exchange-traded options. These derivative financial instruments are used to conduct trading activities and are therefore subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

The credit risk for options are limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces. The company has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

LEIGH BALDWIN & CO., LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2001

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

LEIGH BALDWIN & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 529,520
Total capital		
Deductions and/or charges:		
Non-allowable assets:		
Pettycash	$ 2,500	
Furniture and equipment	4,201	
Other assets	44,404	51,105
Net capital before haircuts on securities positions		478,415
Haircuts on options [computed pursuant to rule 15c3-1(f)]		42,433
NET CAPITAL		$ 435,982
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses and money market account debit balances		$ 660,720
TOTAL AGGREGATE INDEBTEDNESS		$ 660,720
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 44,048
Excess net capital (limited due to aggregate indebtedness 6 2/3% over $100,000)		$ 335,982
Excess net capital at 1,500%		$ 391,934
Excess net capital at 1,000%		$ 369,910
Ratio: Aggregate indebtedness to net capital		1.52 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 444,093
Additional accrued state taxes		8,111
NET CAPITAL PER ABOVE		$ 435,982

GRIMALDI
& ASSOCIATES
Certified Public Accountants, P.C.
650 James Street, Syracuse, NY 13203
(315)472-1040 • FAX (315)472-1099

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

In planning and performing our audit of the financial statements and supplemental schedules of Leigh Baldwin & Co., LLC (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Grimaldi & Associates

February 14, 2002